SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES FOUNDED 1866	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

November 22, 2010

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mr. Joseph McCann

Re:	Thermon Industries, Inc. and Additional Registrants
Registration Statement on Form S-4 (File No. 333-168915)

Ladies and Gentlemen:

On behalf of Thermon Industries, Inc. and the additional registrants (collectively, “Thermon”) set forth in the above-referenced Registration Statement on Form S-4, as amended by Amendment No. 1 on September 29, 2010 and Amendment No. 2 on October 22, 2010 (as amended, the “Registration Statement”), we transmit herewith Amendment No. 3 to the Registration Statement (“Amendment No. 3”) via the Commission’s EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Commission contained in your letter dated November 5, 2010 (the “Letter”) and by telephone conversation on November 12, 2010. For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with your comments presented in bold font type. We also are forwarding a copy of this letter via overnight courier, together with five (5) copies of Amendment No. 3, marked to show the revisions made in response to the Staff’s comments.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in Amendment No. 3. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 3.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission

November 22, 2010

MRO/UE revenue . . . page 27

1.	Please expand your revisions added in response to prior comment 3 to clarify the impact to you if the source of revenue is inaccurately characterized. For example, if you characterize a given source as “Greenfield” but it really is “MRO/UE,” what impact, if any, does that have on your financial condition or results of operation?

Thermon notes the Staff’s comment. If the source of revenue is inaccurately characterized, such mischaracterization would not have any effect on Thermon’s total revenue, financial condition or results of operations. Thermon reports its revenues in a single segment for financial reporting purposes, but presents Greenfield and MRO/UE revenues in the prospectus because it believes they enhance an investor’s understanding of Thermon’s business operations and sources of revenue. If Thermon were to inaccurately classify a “MRO/UE” project as “Greenfield,” or vice versa, such a misclassification may limit the usefulness of such measures to a potential investor who is relying on them to reflect accurately the sources of revenue and types of projects Thermon is undertaking. On further reflection, Thermon believes that the risks described in this risk factor on page 27 are not material risks to Thermon’s business, but rather cautionary statements regarding the limitations of our ability to characterize, with absolute certainty, our revenues as MRO/UE revenue and Greenfield revenue. Accordingly, Thermon has removed this risk factor and relocated the cautionary statements to “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview.” Please see pages 27 and 59 of Amendment No. 3.

Revenues, page 62

2.	We note your revised disclosure in response to prior comment 5. With a view toward expanded disclosure, please tell us the quantitative impact of each factor you disclose as a reason for increased or decreased revenues.

Thermon has revised its disclosure in response to the Staff’s comment. Please see pages 62, 63, 64 and 65 of Amendment No. 3.

Gross Profit, page 62

3.	Please tell us why you deleted disclosure regarding the “continued shift in product mix,” including the disclosure regarding your “manufactured product offerings,” “outsourced products and services” and the impact on your margins.

Thermon notes the Staff’s comment. As discussed with the Staff by telephone conversation on November 12, 2010, the disclosure referenced by the Staff in this comment 3 addresses trends that Thermon experiences in its revenues over the various

Securities and Exchange Commission

November 22, 2010

stages of a particular project, and therefore Thermon feels it is more appropriate to include such disclosure in the “Overview” section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations. Please see page 59 of Amendment No. 3.

Index to Financial Statements, page F-1

4.	Please update the financial statements and related disclosures in your filing, as necessary, as required by Rule 3-12 of Regulation S-X.

Thermon has revised its disclosure in response to the Staff’s comment. Please see pages F-52 through F-77 of Amendment No. 3.

Report of Independent Registered Public Accounting Firm, page F-2

5.	We note your response to prior comments 14 and 15. Please provide such revised audit reports or revised report from your principal auditor in an amended filing that comply with Rule 2-02 and 2-05 of Regulation S-X.

Thermon has revised its disclosure in response to the Staff’s comment. Please see pages F-3 through F-10 of Amendment No. 3.

6.	As a related matter, please tell us which auditor is taking responsibility for auditing the conversion of your Canadian, Australian and Indian subsidiaries financial statements presented in their home country GAAPs to US GAAP.

Thermon notes the Staff’s comment. Thermon’s management prepared the conversions of the financial statements for Thermon’s Canadian and Australian subsidiaries from their respective home country GAAPs to U.S. GAAP. Ernst & Young LLP has audited and is taking responsibility for such conversions. See Ernst & Young LLP’s revised Report of Independent Registered Public Accounting Firm and footnotes 16 and 17 to the financial statements on pages F-2 and F-36 through F-38, respectively, of Amendment No. 3. Ernst & Young LLP is no longer relying on the audit report provided by the auditor of Thermon’s Indian subsidiary. Thermon refers the Staff to its response to Comment 7 below. Thermon respectfully submits that this Comment 6 is no longer applicable with respect to Thermon’s Indian subsidiary.

7.	We note your response to prior comment 16. Considering that Ernst & Young states that it relied on B.L. Ajmera & Co’s audit report, please explain to us in more detail how Ernst & Young was able to conclude that its audit work and all subsequent events were covered by its audit opinion when the Indian report was dated after its opinion. Additionally, we note from your response that the company compared the financial statements delivered to Ernst & Young on June 27, 2010 to the “formalized final audited financial statements” dated August 12, 2010. Please tell us why it was the company that performed this reconciliation and not Ernst & Young considering that Ernst & Young stated that its audit report relied on the B.L. Ajmera & Co’s audit report.

Securities and Exchange Commission

November 22, 2010

Thermon notes the Staff’s comment. Ernst & Young LLP has revised its audit report to reflect that it is no longer relying on the B.L. Ajmera & Co.’s audit report. The audit report of B.L. Ajmera & Co. has been removed from Amendment No. 3, and Thermon respectfully submits that this comment 7 and the corresponding prior comment 16 are no longer applicable.

Exhibits

8.	We will continue to evaluate your response to prior comment 21 after you re-file the exhibits mentioned in your response. Also, if you intend to re-file those exhibits, as you state in your response, please tell us why those exhibits are marked as having been “previously filed.”

Thermon notes the Staff’s comment. Thermon has revised Exhibits 5.1, 5.2, 5.3 and 99.2 in response to the Staff’s prior comment 21 and is re-filing said Exhibits with this Amendment No. 3.

Oral Comment issued by the Staff on November 12, 2010 via telephone conversation

9.	We note from your disclosure that obligations under the New Notes will be secured in part by liens on the capital stock of certain subsidiaries. Please provide us with an analysis of whether the liens on the capital stock of the subsidiaries involves an offer or sale of securities that is subject to the Securities Act of 1933 and should be included in your Form S-4.

Thermon notes the Staff’s comment and respectfully submits that the liens (the “Liens”) on the capital stock of certain of Thermon’s subsidiaries (the “Pledged Stock”) in order to secure the New Notes do not involve an offer or sale of securities that is subject to the Securities Act of 1933 (the “Securities Act”), and should not be included the Registration Statement.

The courts and the Commission have never taken the position that the pledge of capital stock constitutes an offer or sale of the pledged stock for purposes of Section 5 of the Securities Act.

The U.S. Supreme Court held in Rubin v. United States, 449 U.S. 424 (1981), that a bona fide pledge of securities as collateral for a loan constitutes an offer or sale of securities for purposes of the anti-fraud provisions of Section 17(a) of the Securities Act. The Court did not, however, address whether a pledge of capital stock is an offer or sale of securities for purposes of Section 5 of the Securities Act. Neither the Commission nor the Division of Corporation Finance has published a view on this issue. The Division of Corporation Finance has, however, commented that the Rubin holding did not dictate the conclusion that a pledge of capital stock is an offer or sale of a security for all purposes. Exchange Act Release No. 18114, fn. 64 (Sept. 24, 1981), for example, states the Commission’s long-held the view that a bona fide pledge of securities is not a reportable event pursuant to the requirements of Section 16(a) of the Securities Exchange Act of 1934 because the vast majority of such pledges are not attempts to evade registration, but rather straightforward commercial transactions that contemplate the payment of the relevant loan and the return of the pledged securities to the borrower, with no change in beneficial ownership. When capital stock is pledged, no resale is deemed to occur for purposes of Rule 144 promulgated under the Securities Act, and therefore, a pledgee may tack the pledgor’s holding period for purposes of Rule 144(d). Securities Act Rules Compliance and Disclosure Interpretations (Question 132.03) Chapter VI of the Commission’s Wheat Report (A Reappraisal of Administrative Policies Under the 1933 and 1934 Acts, Report and Recommendations to the SEC from the Disclosure Policy Study (Mar. 27, 1969) likewise recognizes the regulatory issues attendant to a public sale of restricted or control securities on execution on a pledge, but makes no contention that the pledge itself entails the necessity for an exemption from registration.

The pledge of capital stock does not constitute an “offer” or “sale” within the meaning of Section 2(a)(3) of the Securities Act.

Thermon’s pledge of the Pledged Stock is not an attempt to sell the Pledged Stock to the collateral agent without registration under the Securities Act. At the time that the Pledged Stock was pledged to the collateral agent, Thermon did not intend that the Pledged Stock be sold and the collateral agent did not intend to sell it. Rather, the transaction was a customary, bona fide pledge of the capital stock incidental to a straightforward commercial issuance of senior secured notes. The pledge to the collateral agent did not involve the public offering of the Pledged Stock, but rather, was to a single institutional “investor” who was not acquiring the Pledged Stock with a view to distribution. Only upon an event of default by Thermon and foreclosure by the collateral agent would the Pledged Stock be sold and thus subject to registration under the Securities Act (unless such sale were made pursuant to an available exemption thereunder).

Additionally, Section 2(a)(3) of the Securities Act provides that the issue or transfer of a right or privilege, when originally issued or transferred with a security, giving the holder of such security the right to subscribe to another security of the same

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November 22, 2010

issuer or of another person, which right cannot be exercised until some future date, shall not be deemed to be an offer or sale of such other security until the issue or transfer of such other security upon the exercise of such right of subscription. The right of the collateral agent, on behalf of the noteholders, to foreclose on and sell the Pledged Stock is not exercisable until an event of default by Thermon under the Indenture, which would not occur until a future date and could never occur at all. Only upon the occurrence of an event of default, together with the collateral agent’s decision to foreclose on, and sell, the Pledged Stock, would there be an offer or sale of a security that would be subject to the Securities Act.

The pledge of capital stock does not constitute a “security” within the meaning of Section 2(a)(1) of the Securities Act.

The Commission has often distinguished between third party credit enhancements and guarantees to state that a third party credit enhancement does not involve a separate security. (See, e.g., 1 PLI, The SEC Speaks in 1977 at 375.) In making this distinction, the Commission notes that the difference between a third party credit enhancement and a guarantee is that the guarantee runs to the holder of the security rather than to its issuer. The Commission staff elaborates on this difference in Section 2710 of the Division of Corporation Finance Financial Reporting Manual, stating that while a guarantee running directly to a securityholder is a security within Section 2(a)(1) of the Securities Act and must be covered by a registration statement filed by the guarantor, as issuer, a third party credit enhancement is an agreement between a third party and the issuer or a collateral agent that does not run directly to the securityholders, and that the party providing credit enhancement is generally is not a co-issuer.

The pledge of the Pledged Stock does not run directly to the noteholders. Rather, pursuant to the Security Agreement, the Pledged Stock has been pledged to the collateral agent for the benefit of the noteholders. The Pledged Stock has been delivered to and is held by the collateral agent, although it remains in Thermon’s name. Upon an event default, the collateral agent is entitled to pursue appropriate remedies with respect to the collateral, including a public or private sale of the Pledged Stock, subject to compliance with applicable laws and the Intercreditor Agreement restrictions described below.

Additionally, pursuant to the Intercreditor Agreement, the Liens are second in priority to the liens securing any obligations outstanding under Thermon’s Revolving Credit Facility. Pursuant to the terms of the Intercreditor Agreement, the collateral agent’s rights to foreclose on and/or dispose of the Pledged Stock are generally subject to the first lien collateral agent’s rights with respect thereto; therefore, it is unlikely that the collateral agent would ever sell or distribute the Pledged Stock, so long as the Revolving Credit Facility is in effect. As long as Thermon has any obligations outstanding under its Revolving Credit Facility (the “First Lien Obligations”), any proceeds from the sale of Collateral, including the Pledged Stock, would be applied first toward satisfaction of the First Lien Obligations. After the First Lien Obligations are satisfied in full, the remaining proceeds, if any, would be paid to the collateral agent in payment of its fees and reimbursement of its expenses. Only after the proceeds are so distributed to the holders of the First Lien Obligations would the noteholders receive the remainder of such proceeds, if any. Further, several limitations are imposed on the noteholders’ ability to pursue a remedy with respect to the New Notes.

For the foregoing reasons, Thermon respectfully submits that the Liens do not involve an offer or sale of securities that is subject to the Securities Act and, thus, should not be included in the Registration Statement.

Securities and Exchange Commission

November 22, 2010

If you have any questions regarding the foregoing or Amendment No. 3, please contact the undersigned at (312) 853-2076.

Very truly yours,

/s/ Kevin F. Blatchford

Kevin F. Blatchford

cc:	Rodney Bingham, Thermon Industries, Inc.